SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2006
Commission File Number      000-51686
NUCRYST Pharmaceuticals Corp.
(Translation of registrant’s name into English)
50 Audubon Road
Wakefield, Massachusetts 01880
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, NUCRYST Pharmaceuticals Corp., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUCRYST PHARMACEUTICALS CORP.
Date: February 6, 2006	By:	/s/ Carol L. Amelio
Carol L. Amelio
General Counsel and Corporate Secretary

EXHIBITS INDEX
1.	Press Release re “NUCRYST Pharmaceuticals announces European approval for Acticoat™ Moisture Control”.

NUCRYST Pharmaceuticals announces European approval for Acticoat™ Moisture Control
February 6, 2006 — Wakefield, MA, USA — NUCRYST Pharmaceuticals announced today that Acticoat™ Moisture Control with SILCRYST™ nanocrystals has received European Design Examination Certificate regulatory approval. This product, which was cleared by the US Food and Drug Administration (FDA) and Health Canada in 2005, will be available in Europe commencing March 1, 2006.
Acticoat™ Moisture Control is a foam dressing that provides antimicrobial activity for up to seven days for wounds with light to moderate exudate. The product was developed in collaboration between Smith & Nephew and NUCRYST Pharmaceuticals and will be sold by Smith & Nephew as part of its Acticoat™ product line.
“We are pleased that doctors and patients in Europe can now get the benefit of the full line of Acticoat™ products,” said Scott H Gillis, President & CEO of NUCRYST. “As part of our long-term growth strategy, we will continue to look for further opportunities to develop innovative medical products to fight infection and inflammation using our proprietary nanocrystalline silver technology.”
Advanced wound care products with NUCRYST’s SILCRYST™ coatings are sold by Smith & Nephew in over 30 countries around the world under its Acticoat™ trademark. They are used for a wide variety of wound types by hospitals, clinics, burn centers, doctors’ offices, home healthcare agencies and nursing homes. NUCRYST manufacturers the Acticoat™ family of dressings for Smith & Nephew at its facility in Fort Saskatchewan, Alberta.
In addition to Acticoat™ Moisture Control, Smith & Nephew’s Acticoat™ product family with SILCRYST™ nanocrystals includes:
Acticoat™ 3/Acticoat™ Burn Dressings — wound care dressings that provide up to three days of sustained antimicrobial activity.
Acticoat™ 7 — wound care dressings that provide up to seven days of sustained antimicrobial activity.
Acticoat™ Absorbent — alginate dressings that provide up to three days of sustained antimicrobial activity for wounds with moderate to heavy excess fluid or exudate.
NUCRYST Pharmaceuticals (NASDAQ: NCST; TSX: NCS) develops, manufactures and commercializes medical products that fight infection and inflammation based on its nanocrystalline silver technology. Advanced wound care products with the company’s SILCRYST™ coatings are sold by Smith & Nephew plc under an exclusive license in over 30 countries under its Acticoat™ trademark. NUCRYST is also developing pharmaceutical products to address medical conditions that are characterized by both infection and inflammation. The company has developed its nanocrystalline silver in a powder form for use as an active pharmaceutical ingredient, referred to as NPI 32101.

For more information contact:
David Wills
Investor Relations
(416) 504-8464
info@nucryst.com
www.nucryst.com
Acticoat™ is a trademark of Smith & Nephew plc
SILCRYST™ is a trademark of NUCRYST Pharmaceuticals Corp.
This news release contains forward- looking statements about certain NUCRYST activities. These statements are based on current expectations that are subject to risks and uncertainties outside of the control of NUCRYST, and NUCRYST can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including but not limited to statements involving the availability of NUCRYST products or the timing of such availability if any, the expected sales of such products by Smith & Nephew, additional opportunities for product development by NUCRYST, or the medical conditions that might be addressed by present or future NUCRYST products. NUCRYST disclaims any intention or obligation to revise forward-looking statements, whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.